[LETTERHEAD OF MESSERLI & KRAMER P.A.]
March 14, 2006

Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
Mail Stop 60-10
100 F Street N.E.	VIA EDGAR AND FACSIMILE
Washington, D.C. 20549	(202) 772-9218

Re:	Uroplasty, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
File No. 333-128313
Dear Mr. Mancuso:
On behalf of Uroplasty, Inc. (the “Company”), we supplementally submit this letter in response to your letter dated March 9, 2006. In this letter, we recite the staff’s comments in bold, italicized type and follow them with the Company response.
Selling Shareholders, page 51
1.	We note your revised disclosure beginning on page 51 regarding selling shareholders, and reissue comments originally issued in our September 27, 2005 letter:
•	Please complete the blanks in the “All other holders” row of the Selling Shareholders table;

•	Identify the individuals who beneficially own the shares held by entities named in the table; and

•	Tell us whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer.
The Company advises as follows:
With regard to the 706,218 new warrants that replaced the expired warrants, the Company has obtained from its transfer agent a list of warrant holders which indicates that 640,686 warrants are held by Cede & Co. and 165,532 warrants are held directly by

Russell Mancuso
March 14, 2006

23 shareholders. Of the 165, 532 warrants, upon reasonable inquiry, none of such warrants are held by a broker-dealer or an affiliate of a broker-dealer. The Company will disclose the name of the individual who beneficially owns the shares held by Clusiau’s Sales and Rental.
The Company obtained a listing of Non-Objecting Beneficial Owners from ADP Investor Communication Services to obtain the names of the beneficial owners of the warrants held by Cede & Co. The NOBO list indicates that 522,319 are indirectly held by 220 holders. The Company does not know whether any of these holders are broker-dealers or an affiliate of a broker-dealer or the names of individuals who beneficially own the shares held by any of the entities named in the table.
The Company believes the remaining 118,367 warrants (the difference between the 640,686 warrants held by Cede & Co. and the 522,319 warrants held by 220 holders as identified on the NOBO list) may be held by objecting beneficial owners because these warrants do not show up on the NOBO list. The Company has reason to believe that 108,333 warrants are beneficially owned by Bruce P. Mindich, who fails to show up on either the transfer agent’s list or the NOBO list. The Company has no knowledge of who owns, directly or indirectly, the remaining 10,034 warrants (the difference between the remaining 118,367 warrants and the 108,333 warrants owned by Bruce P. Mindich). As a result, the Company has inserted an “All other holders” row to account for the 10,034 warrants. If, during the effectiveness of the registration statement, a warrant holder is able to establish that it owns some or all of the 10,034 warrants, the Company intends to add the warrant holder as selling shareholder by means of a prospectus supplement.
With regard to the 100,000 warrants held by CCRI, the Company has disclosed in Amendment No. 1 the name of the individual who beneficially owns those shares, and has previously advised that, upon reasonable inquiry, the selling shareholder is not a broker-dealer or an affiliate of a broker-dealer.
If you have any questions regarding this letter, please feel free to contact me at 612-372-3706 or Andy Tataryn at 763-577-0604.
Very truly yours,
/s/ Jeffrey C. Robbins
Jeffrey C. Robbins

cc: Sam B. Humphries, President and Chief Executive Officer